

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

Ezra Dabah
President and Chief Executive Officer
Kidpik Corp.
200 Park Avenue South, 3rd Floor
New York, New York 10003

Re: Kidpik Corp.
Registration Statement on Form S-1
Filed October 6, 2021
File No. 333-260101

Dear Mr. Dabah:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2021 letter.

Registration Statement on Form S-1 Filed October 6, 2021

Risk Factors
We will need additional capital . . . ., page 12

1.   Please address in this risk factor the terms of, and the risks associated with, the financial support letter you have received from Mr. Dabah. Please also address the letter in the "We will require additional capital . . ." risk factor on page 13.

Capitalization, page 44

2.   We note that you have addressed comment 3, in part. Please revise to include the long-term loan payable.

Exhibits

3.   We note that not all stockholders included on the signature pages to the Stockholder Covenant Termination and Release Agreement filed as Exhibit 10.34 to the registration statement have executed the agreement. Please disclose whether there are certain stockholders that maintain the Special Stock Rights referenced in that agreement and if so, describe those rights.

General

4.   We note your disclosure that your audit committee will consist of one independent director. Please tell us how you expect to comply with Nasdaq Listing Rules 5605(c)(2)(A) and 5615-5, or disclose your intent to take advantage of the phase in period offered by the rule.

    You may contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David M. Loev, Esq.